EXHIBIT 99.1

Pengrowth to Release 2018 Fourth Quarter Results on March 6, 2019

CALGARY, Alberta, Feb. 27, 2019 (GLOBE NEWSWIRE) -- Pengrowth Energy Corporation (“Pengrowth”) (TSX:PGF, OTCQX:PGHEF), today announced that before market on Wednesday, March 6, 2019, it will release its results for the three and twelve-month periods ended December 31, 2018.

Pengrowth will then host a conference call and webcast at 9:00 a.m. Mountain Time (11:00 a.m. Eastern Time) on the same day to discuss the quarter. Please note that the format of the webcast incorporates a visual presentation for investors and analysts. To listen to the live webcast and watch the presentation please use the following link:

http://event.on24.com/wcc/r/1947972-1/7B6F908065AA7433EBECB50F7285376A

The webcast will remain archived at the above link for one year following the event.

Securities analysts and institutional investors interested in participating in the question and answer session of the conference call may do so by calling 1-866-521-4909 (toll free) or (647) 427-2311.

Within 24 hours of the event, the webcast will be available for replay at the link above.

An archived recording of the conference call will be available for seven days and can be accessed by dialing 1-800-585-8367 (toll free) or (416) 621-4642, Conference ID: 2272299.

About Pengrowth:

Pengrowth Energy Corporation is a Canadian energy company focused on the sustainable development and production of oil and natural gas in Western Canada from its Lindbergh thermal oil property and its Groundbirch Montney gas property. The Company is headquartered in Calgary, Alberta, Canada and has been operating in the Western Canadian basin for more than 30 years. The Company’s shares trade on both the Toronto Stock Exchange under the symbol "PGF" and on the OTCQX under the symbol "PGHEF".

For investor and media inquiries please contact:

Tom McMillan
1-855-336-8814
Tom.McMillan@pengrowth.com